MEDITECH PHARMACEUTICALS, INC.
                            10105 E. VIA LINDA, #103
                              SCOTTSDALE, AZ 85258

                 ----------------------------------------------

               INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
               THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1
                             PROMULGATED THEREUNDER

           NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS


                                February 2, 2005

                 -----------------------------------------------



         NO VOTE OR OTHER ACTION OF THE SECURITY HOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.




                                  INTRODUCTION

         This Information Statement is being mailed on or about February 1, 2005 to holders of record on January 31, 2005 (the "Record Date") of shares of common stock, par value $.00l per share ("Common Stock"), of Meditech Pharmaceuticals, Inc., a Nevada corporation (the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule l4f-l promulgated thereunder. This Information Statement is being delivered in connection with the appointment by the existing directors of a new member of the Board of Directors of the Company (the "Board") followed by the resignation of the existing directors pursuant to the terms of the transactions described below. The appointment will become effective on February 12, 2005, after expiration of the ten-day period from the date of mailing of this Information Statement required under Rule l4f-l.

         As of January 31, 2005, the Company had 1,851,855 shares of Common Stock issued and outstanding, the Company's only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held, each share being entitled to one vote.

         Please read this Information Statement carefully. It describes the terms of various transactions that were consummated on January 31, 2005 (the "Closing Date") that resulted in a change of control of the Company
("Transactions"), and contains certain biographical and other information concerning the executive officers and directors after the closing of the Transactions. Additional information about the Company and the Transactions are contained in the Company's Current Report on Form 8-K being filed with the Securities and Exchange Commission (the "SEC") on or about the date of this Statement. The Form 8-K may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Form 8-K may be obtained from the SEC's website at http://www.sec.gov.

                                THE TRANSACTIONS

         According to the Schedule l3D filed with the SEC by Halter Capital Corporation ("HCC") on February 2, 2005 (the "HCC 13D"), on January 31, 2005, HCC acquired 1,416,593 shares of common stock of the Company from Gerald N. Kern and Cynthia S. Kern in exchange for $250,000 cash. The shares issued to HCC represent 78% of all shares of common stock outstanding.

         Upon the sale of such stock, Kevin Halter, Jr. was appointed as a director to fill a vacancy on the Board. Gerald N. Kern and Cynthia S. Kern agreed to resign as officers and directors ten days after the mailing of this statement, along with the remaining directors, Harry Hall and Larry Goldstein.

         In connection with the change of control, new management has signified its intentions to expand into other business opportunities which it has been exploring and developing.

      DIRECTORS, EXECUTIVE, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH
                       SECTION 16(a) OF THE EXCHANGE ACT.

         The following table sets forth the officers and directors of the Company.

Name                       Position                                          Age
----                       --------                                          ---
Kevin Halter, Jr.          Director                                          44
Gerald N. Kern             Director, Chairman, President, CEO and CFO        66
Cynthia S. Kern            Director, Secretary                               54
Harry Hall                 Director                                          69
Lester Goldstein, Phd.     Director                                          60


         Kevin B. Halter, Jr. has served as Vice President and Secretary of Halter Capital Corporation since 1987. He is President of Securities Transfer Corporation, a stock transfer company registered with the Securities and Exchange Commission, a position that he has held since 1987. Mr. Halter has served as Vice President, Secretary and a director of Millennia, Inc. and Digital Communications Technology Corporation since 1994.

         Gerald N. Kern has been our Chairman of the Board and Chief Executive Officer since July 1982 and has been a director of our Company since July 1982. Mr. Kern served as our President from July 1982 until June 1995 and again since November 2004. From August 1996 to February 1998, Mr. Kern also served as Chairman of the Board, President and Chief Executive Officer of GumTech International, Inc., a chewing gum manufacturer. From August 1994 to August 1996, Mr. Kern served as President of AURA Interactive, an electronics company. Since July 1982, he has served as President and Chief Executive Officer and a director of Petro-Med, Inc., a shareholder of our Company. Prior to that, Mr. Kern served in senior executive positions with International Playtex Corporation and Max Factor and Company.

         Cynthia S. Kern has served as our Vice Chairman since August 2001, and as a director of our Company and our Corporate Secretary since July 1982. She also served as our President from 1995 until August 2001. Prior to joining our Company, Mrs. Kern served as President and Treasurer of FSL Cosmetics, Ltd. Mrs. Kern received a B.A. in English from the University of California, Los Angeles.

         Lester Goldstein, PhD. has been a member of our Board of Directors since July 1982. Since January 2000, Dr. Goldstein has served as the President and Chief Operating Officer of Island Mist, a manufacturer of portable misting systems. From April 1998 to January 2000, Dr. Goldstein was Vice President of Coast Energy, a manufacturer of energy saving devices. From August 1996 to February 1998, Dr. Goldstein served as Executive Vice President of Gumtech International, Inc., a chewing gum manufacturer, where he was responsible for operations. Prior to that position, from July 1992 to August 1996 Dr. Goldstein served as Vice President of AURA Systems, an electronics company. Dr. Goldstein obtained a B.A. from Hofstra University in Physics and Mathematics and an M.S. and Ph.D. in Physics from the Polytechnic University of New York.

         Harry Hall has been a member of our Board of Directors since 1984. Mr. Hall has over 30 years of corporate management experience. Since 1986, Mr. Hall has been a principal at Hall & Associates, a sales and marketing consulting firm. Mr. Hall is a graduate of Auburn University where he received a B.S. in Business Administration and he has completed the Effective Executive Program at Wharton University. Mr. Hall has also served as the President of the Consumer Affairs Committee of the American Apparel Manufacturers Association.

         Except as set forth above, all directors hold office until the next annual meeting of the shareholders of the Company, and until their successors have been elected and qualified. Officers serve at the discretion of the Board of Directors.

Section 16(a) Beneficial Reporting Compliance.

         Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. These insiders are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) forms they file, including Forms 3, 4 and 5. To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the calendar year ended December 31, 2004, all Section 16(a) filing requirements applicable to its insiders were complied with.

                              CORPORATE GOVERNANCE

         The Company does not maintain an Audit Committee, Nominating Committee or Compensation Committee. Mr. Halter intends to nominate at the next stockholders' meeting one or more directors, including independent directors, to perform these functions. The Company has a process pursuant to which the stockholders of the Company may send communications to the Board. By accessing http://www.mdch.net/pages/contact/contactmain.htm, stockholders can obtain the phone number and email address for the Company in order to send messages to members of the Board. A total of four Board meetings were held during fiscal year 2004. The Company does not have a formal attendance policy for annual Board meetings. All members of the Board attended the 2004 annual Board meeting either personally or telephonically.

                             EXECUTIVE COMPENSATION

         The  Company  pays  no  compensation  to  its  officers  and  directors currently and has paid no compensation in any amount or of any kind to its executive officers or directors in over five years. No stock options or other stock-based remunerations have been issued in connection with executive compensation.

       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND
                          RELATED STOCKHOLDER MATTERS.

         The following table sets forth information as of January 31, 2005 concerning the beneficial ownership of the common stock of the Company by (i) each person who is known to us to own beneficially more than five percent of the outstanding shares of common stock, (ii) each director and executive officer of the Company and (iii) all directors and executive officers as a group.


                      Name and address                         Amount and nature
Title of Class        of beneficial owner                      of beneficial owner    Percentage
--------------        -------------------                      -------------------    ----------

Common                Halter Capital Corporation                     1,416,593            78%
                      2591 Dallas Parkway, Suite 102
                      Frisco, TX  75034

Common                Kevin Halter, Jr.                            1,416,593(1)           78%
                      12330 SW 53rd Street
                      Ft. Lauderdale, FL 33330

Common                Kevin Halter, Sr.                            1,416,593(1)           78%
                      2591 Dallas Parkway, Suite 102
                      Frisco, TX  75034

Common                Petro-Med, Inc.                                237,814(2)         12.8%
                      10105 E. Via Linda, #103
                      Scottsdale, AZ 85258

Common                Gerald N. Kern                                 237,814(3)         12.8%
                      10105 E. Via Linda, #103
                      Scottsdale, AZ 85258

Common                Cynthia S. Kern                                 88,262(4)            5%
                      10105 E. Via Linda, #103
                      Scottsdale, AZ 85258

Common                Harry Hall                                         350              <1%
                      10105 E. Via Linda, #103
                      Scottsdale, AZ 85258

Common                Lester Goldstein, Ph.D.                            540              <1%
                      10105 E. Via Linda, #103
                      Scottsdale, AZ 85258

Common                All executive officers and directors         1,741,559              94%
                      a group (5 persons)

(1) Consists of 1,416,593 shares registered in the name of Halter Capital Corporation.
(2)      Includes 31,060 shares registered in the name of Gerald N. Kern.
(3) Includes 25,550 shares of common stock issuable upon exercise of options which are presently exercisable or exercisable within 60 days of the date hereof and 206,754 shares registered in the name of Petro-Med, Inc.
(4) Includes 2,000 shares of common stock issuable upon exercise of options which are presently exercisable or exercisable within 60 days of the date hereof.



                                              By Order of the Board of Directors

                                               /s/ Gerald N. Kern
                                              ----------------------------------
                                              Gerald N. Kern, Chairman



February 2, 2005